U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person:
     Lee Jackson, 712 Arrowhead Land, Murray, UT  84107

2.   Issuer Name and Ticker or Trading Symbol:
     Upland Energy Corporation (UPLC)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year:  08/98

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below (X) 10% Owner ( ) Other
     Title:

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year):  08/13/98
3. Transaction Code:    Code: P
4. Securities Acquired (A) or Disposed of (D): Amount: (A) 35,714; $25,000
5. Amount of Securities Beneficially Owned at End of Month:  474,064 (D)
6. Ownership Form:  Direct (D) or Indirect (I): D
7. Nature of Indirect Beneficial Ownership:

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security:  Options
2. Conversion or Exercise Price of Derivative Security:  $2.00
3. Transaction Date (Month/Day/Year): N/A
4. Transaction Code:  N/A
5. Number of Derivative Securities Acquired (A) or Disposed of (D): N/A
6. Date Exercisable and Expiration Date (Month/Day/Year): N/A
7. Title and Amount of Underlying Securities: Common Stock, 25,000
8. Price of Derivative Security: N/A
9. Number of Derivative Securities Beneficially Owned at End of Month:25,000
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I): D
11.  Nature of Indirect Beneficial Ownership:  N/A


Explanation of Responses:  N/A

Signature of Reporting Person: /S/ Lee Jackson
Date: 09/04/97